Exhibit 23.2

Consent of Williamson Petroleum Consultants, Inc.
Independent Petroleum Engineers

We consent to the incorporation by reference in this Registration Statement on Form S-8 of the information from our review letter for Arena Resources, Inc. effective December 31, 2009 entitled, “Review of Estimates Prepared by Arena Resources, Inc. of Oil and Gas Reserves and Associated Net Revenue in Certain Properties Located in Kansas, New Mexico, Oklahoma and Texas to the Interests of Arena Resources, Inc. Effective December 31, 2009 for Disclosure to the Securities and Exchange Commission Williamson Project 0.9394” dated February 26, 2010, included in Arena Resources, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Williamson Petroleum Consultants, Inc.

Midland, Texas
July 1, 2010